UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

BIOGEN, INC.

(Exact name of registrant as specified in its charter)

Massachusetts	04-3002117
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

14 Cambridge Center

Cambridge, MA 02142
(Address of principal executive office) (ZIP code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which
to be so registered	each class is to be registered

None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of class)

EXPLANATORY NOTE

     Biogen, Inc. (the “Company”) hereby amends and supplements certain information in Items 1 and 2 of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 6, 1999. In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, the complete text of Items 1 and 2, as amended by this Form 8-A/A, is set forth below.

Item 1. Description of Registrant’s Securities to be Registered.

Expiration of Old Rights

     In 1989, the Board of Directors of the Company declared a dividend to holders of the Company’s common stock, $.01 par value per share (“Common Shares”), of rights (the “Old Rights”) to purchase shares of Series A Junior Participating Preferred Stock (the “Old Preferred Stock”). Each Old Right entitled the registered holder to purchase from the Company one one-hundredth of a share of Old Preferred Stock upon the terms and subject to the conditions set forth in a Rights Agreement dated as of May 8, 1989, between Biogen, Inc. and The First National Bank of Boston (the “Old Plan”). The Old Plan and Old Rights expired on May 8, 1999.

Description of Securities to be Registered: New Preferred Share Purchase Rights

     Accordingly, on April 16, 1999, the Board of Directors declared a dividend of one new preferred share purchase right (a “New Right”) for each outstanding Common Share of the Company, which was made to the stockholders of record on May 8, 1999. Each New Right entitles the registered holder to purchase from the Company one one-thousandth of a share of a new series of preferred stock (the Series A-1 Junior Participating Preferred Stock, referred to herein as the “Preferred Shares”), at a price of $850 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. Each one one-thousandth of a Preferred Share has rights, privileges and preferences which make its value approximately equal to the value of one Common Share. A full description of the terms of the New Rights is set forth in a new shareholder rights agreement dated as of May 8, 1999, between the Company and EquiServe Trust Company, N.A., as Rights Agent (the “Rights Agent”), as amended by the Agreement and Amendment to Rights Agreement, dated as of May 31, 2002, between the Company, the Rights Agent and State Street Bank and Trust Company and the Second Agreement and Amendment to Rights Agreement, dated as of June 20, 2003, between the Company and the Rights Agent (the “New Rights Agreement”).

Amendments to New Rights Agreement

     The Company, the Rights Agent and State Street Bank and Trust Company entered into an Agreement and Amendment to Rights Agreement, dated as of May 31, 2002, to effect the appointment of EquiServe Trust Company, N.A., as rights agent, to replace State Street Bank and Trust Company.

     On June 20, 2003, the Company, IDEC Pharmaceuticals Corporation, a Delaware corporation (“IDEC”), and Bridges Merger Corporation, a Massachusetts corporation and a wholly owned subsidiary of IDEC (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for, among other things, the merger of Merger Sub with and into the Company with the Company continuing as the surviving corporation. Immediately prior to the execution and delivery of the Merger Agreement, the Company and the Rights Agent entered into a Second Agreement and Amendment to Rights Agreement in order to, among other things, (a) amend the definition of “Acquiring Person” set forth in the New Rights Agreement to (i) provide that neither IDEC nor any of its existing or future Affiliates or Associates shall be deemed to be an Acquiring Person solely by virtue of (aa) the execution and delivery of the Merger Agreement, (bb) the acquisition of Common Shares (including the conversion of shares of common stock of Merger Sub into Common Shares or other common stock of the Company) pursuant to the Merger Agreement or (cc) the consummation of the other transactions contemplated by the Merger Agreement (each of the events described in subclauses (aa), (bb) and (cc) of this clause (a)(i), a “Non-Triggering Event”), (ii) reduce the threshold for qualifying as an Acquiring Person to Beneficial Ownership of 10% or more of the Common Shares then outstanding, (iii) provide that if any Person, prior to June 20, 2003, became the Beneficial Owner of 10% or more of the Common Shares then outstanding, such Person shall not be deemed an Acquiring Person unless such Person becomes the Beneficial Owner of 1% or more of the Common Shares then outstanding in excess of the lower of the percentage of Common Shares then Beneficially Owned by such Person on June 20, 2003 or thereafter (so long as such Person’s Beneficial Ownership is at least 10% of the Common Shares then outstanding) or (iv) provide an exception to qualifying as an Acquiring Person for certain Persons who inadvertently become the Beneficial Owner of 10% or more, but not more than 15%, of the Common Shares then outstanding, (b) provide that a Distribution Date under the New Rights Agreement shall be deemed not to have occurred solely by virtue of a Non-Triggering Event, (c) provide that a Non-Triggering Event shall not cause the New Rights to become exercisable pursuant to the provisions of Section 7 of the New Rights Agreement, (d) provide that a Non-Triggering Event shall not be deemed to be events of the type described in Sections 11 or 13 of the New Rights Agreement or to cause the New Rights to be adjusted or to become exercisable pursuant to the provisions of Sections 11 or 13 of the New Rights Agreement or otherwise be subject to any restrictions contained in Section 13 of the New Rights Agreement and (e) provide that the Board of Directors of the Company may, at its option, redeem all of the then outstanding New Rights for the Redemption Price (defined below) at any time prior than earlier of (i) the Close of Business on the tenth Business Day following the Shares Acquisition Date or (ii) May 8, 1999 (the “Final Expiration Date”).

Terms and Conditions of New Rights and New Rights Agreement

     Initially, the New Rights were evidenced by the stock certificates representing the Common Shares then outstanding, and no separate Right Certificates (defined below) were distributed. Until the earlier of (i) the close of business on the tenth day following the day on which the Company or the Acquiring Person publicly announces or publicly discloses facts indicating that a person, entity or group of affiliated or associated persons (an “Acquiring Person”) have acquired, beneficial ownership of 10% or more of the outstanding Common Shares (other than certain excluded persons) or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of such outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the New Rights will continue to be evidenced, with respect to any of the Common Share certificates outstanding as of May 8, 1999, by such Common Share certificates.

     The New Rights Agreement provides that, until the Distribution Date, the New Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the New Rights), new Common Share certificates issued after May 8, 1999, upon surrender for transfer or new issuance of Common Shares, will contain a notation incorporating the New Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the New Rights), the surrender for transfer of any certificates for Common Shares outstanding as of May 8, 1999, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the New Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the New Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the New Rights.

     The New Rights are not exercisable until after the Distribution Date. The New Rights will expire on the Final Expiration Date, unless the Final Expiration Date is extended or unless the New Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the New Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend payable in Preferred Shares on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding New Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each New Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidation or combinations of the Common Shares occurring, in any case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the New Rights will not be redeemable. Each Preferred Share will be entitled to receive when, as and if approved by the Board of Directors out of funds legally available for the purpose, a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per Preferred Share but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount of consideration received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Shares’ dividend and liquidation rights, the value of one one-thousandth of a Preferred Share should approximate the value of one Common Share.

     In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a New Right, other than New Rights beneficially owned by the Acquiring Person or an Associate or Affiliate of such Acquiring Person or certain of their transferees (which Rights will thereafter be void), will have the right to receive, upon exercise, that number of Common Shares having a market value of two times the purchase price of the New Right (or, in certain instances, the Company may issue Preferred Shares, cash, debt, stock or a combination thereof in exchange for the New Rights, or reduce the Purchase Price, in lieu of issuing Common Shares).

     In the event that, following the Shares Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that, following the Distribution Date, each holder of a New Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the New Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the New Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the New Rights (other than New Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share, per New Right (or, in certain instances, the Company may issue

Preferred Shares or common stock equivalents in exchange for the New Rights in lieu of issuing Common Shares), subject to adjustment.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of the number of one one-thousandths of a Preferred Share issuable upon the exercise of one New Right, which may, at the option of the Company, be evidenced by depository receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the earlier of (i) the Close of Business on the tenth Business Day following the Shares Acquisition Date or (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the New Rights in whole, but not in part, at a price of $.001 per New Right (the “Redemption Price”), subject to adjustment. Following the expiration of the above periods, the New Rights become nonredeemable. Immediately upon any redemption of the New Rights, the right to exercise the New Rights will terminate and the only right of the holders of New Rights will be to receive the Redemption Price.

     The Company may from time to time, and the Rights Agent will, if the Company so directs, supplement or amend the New Rights Agreement without the approval of any holders of Right Certificates in order to cure any ambiguity, to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions therein, or to make any change to or delete any provision thereof or to adopt any other provisions with respect to the Rights which the Company may deem necessary or desirable; provided, however, that from and after such time as any Person becomes an Acquiring Person, the New Rights Agreement may not be amended or supplemented in any manner which would adversely affect the interests of the holders of Rights (other than an Acquiring Person and its Affiliates and Associates).

     Until a New Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The New Rights have certain anti-takeover effects. The New Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s Board of Directors. The New Rights should not interfere with any merger or other business combination approved by the Board of Directors since the New Rights may be redeemed by the Company at $.001 per New Right prior to the earlier of (i) the Close of Business on the tenth Business Day following the Shares Acquisition Date or (ii) the Final Expiration Date.

     The foregoing description of the New Rights Agreement and New Rights, as well as the other matters discussed herein, is qualified in its entirety by reference to the New Rights Agreement and the Exhibits thereto, which are incorporated herein by reference.

Item 2.    Exhibits.

     The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

1.	Rights Agreement, dated as of May 8, 1999, between Biogen, Inc. and State Street Bank and Trust Company, including the form of Certificate of Vote of Directors Establishing a Class or Series of Stock, attached thereto as Exhibit A, the form of Rights Certificate, attached thereto as Exhibit B, and the Summary of Rights, attached thereto as Exhibit C (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated April 27, 1999).

2.	Agreement and Amendment to Rights Agreement, dated as of May 31, 2002, between Biogen, Inc., State Street Bank and Trust Company and EquiServe Trust Company, N.A. (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

3.	Second Agreement and Amendment to Rights Agreement, dated as of June 20, 2003, between Biogen, Inc. and EquiServe Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated June 23, 2003).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOGEN, INC.

Date: June 23, 2003	By:	/s/ Anne Marie Cook

Anne Marie Cook
Vice President,
Chief Corporate Counsel

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Rights Agreement, dated as of May 8, 1999, between Biogen, Inc. and State Street Bank and Trust Company, including the form of Certificate of Vote of Directors Establishing a Class or Series of Stock, attached thereto as Exhibit A, the form of Rights Certificate, attached thereto as Exhibit B, and the Summary of Rights, attached thereto as Exhibit C (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated April 27, 1999).

2.	Agreement and Amendment to Rights Agreement, dated as of May 31, 2002, between Biogen, Inc., State Street Bank and Trust Company and EquiServe Trust Company, N.A. (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

3.	Second Agreement and Amendment to Rights Agreement, dated as of June 20, 2003, between Biogen, Inc. and EquiServe Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated June 23, 2003).